7/11

02042567

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Interstar Mining Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

FILE NO. 82- 3759 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/12/02

ANNUAL REPORT

INTERSTAR MINING GROUP INC.

2001

CORPORATE PROFILE

Organized under the Canada Business Corporation Act on 22 August 1989

Executive Office
Suite 1240
70 York Street
Toronto, Ontario, Canada M5J 1S9
(416) 368-4440 / Fax (416) 865-1382

Directors
S. Donald Moore; Toronto, Ontario
John A. Murphy; Scarborough, Ontario
Michael Burns; Markham, Ontario

Banking
The Royal Bank of Canada; Main Branch
Toronto, Ontario, Canada M5J 2V1

Auditor
Deloitte & Touche
Chartered Accountants
1400 BCE Place; 181 Bay Street
Toronto, Ontario, Canada M5J 2V1

Transfer Agent & Register
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1

Annual General Meeting of Shareholders
Scheduled to be held at the
Board of Trade of Metropolitan Toronto
Third Floor, 77 Adelaide Street West
(First Canadian Place), Toronto, Ontario,
Canada, on Monday, Monday, the 29th day of
July, 2002 at the hour of 5:00 p.m. (EDST).

Field Operations
O. Francois Ouedraogo
Bureau d'etudes et de Consultation
Sur les Ressources Naturelles
01 B.P. 1417
Ouagadougou 01
Burkina Faso
Phone (226) 31-27-34
Fax (226) 31-36-68

Officers
S. Donald Moore; President
John A. Murphy; Secretary - Treasurer

Listing – TSX Venture Exchange
(Symbol: IG)

U.S. SEC Exemption
Rule 12g 3-2(b); File No. 82-3759
(Symbol – ISMGF)

Legal Counsel
Kutkevicius & Kirsh, LLP
67 Yonge Street
Toronto, Ontario, Canada M5E 1J8

Capitalization
Authorized: Unlimited
issued 20,657,817Common Shares
(@ 30 April 2002)

Notice
The contents of this 2001 Annual Report to Shareholders are intended to inform present Shareholders about the Company and its assets and operations. It cannot be construed as an offer to buy or sell securities unless preceded or accompanied by a current Prospectus which will contain further information concerning the Company and on any current public offering of it securities.

MANAGEMENT'S DISCUSSION —

FINANCIAL AND OPERATIONS ANALYSIS

INDUSTRY NOTES

A restatement of the current steel industry malaise is relevant. These concerns continue to impact our manganese ore market — and constrain your Company's fortunes. Beyond iron ore (and scrap metal), manganese is the primary commodity input in the steelmaking process. Its strong, unique propensity to compound with sulfur, plus its powerful deoxydation capability, combine with its relatively low cost to ensure that no feasible substitute for manganese is available. The steel industry consumes about 94% of all manganese mined worldwide — of the total of 8-million tons of net manganese metal produced annually.

The annual capacity of the world's steel industry is about one billion tons; about 840-million tons are produced to meet the current demand of about 800-million tons. These statistics are a lethal recipe for financial disaster for the industry players. The more than 200-million tons of surplus steel production capacity has lead to price levels not seen since the early 1980's; inflation-adjusted, that means historic low prices for all steelmaking commodities, including manganese ore. This deflationary scenario has resulted in the bankruptcy of more than 30% of the U.S. steel industry (28 companies), and 50% of Japan's, since 1997.

The newly enacted U.S. tariffs on steel imports will allow many inefficient operations to survive — and to remain inefficient. Ultimately, only market forces have the power to decide on the industry survivors. Accordingly, we expect that the currently depressed manganese ore and alloy prices will continue to preclude operations on our Tambao (Burkina Faso; French West Africa) manganese mine project. Tambao operations are also impacted by elevated costs, primarily for transport. High fuel oil prices increase the critical transportation costs to and from Tambao's remote export ports. The industry's economics dictate that the Tambao project will remain in its current care-and-maintenance status.

FINANCIAL REVIEW

In late fiscal 2001, the Company received $2,550,000 of new private placement financing in consideration for the Treasury issuance of 11,891,845 InterStar common shares. These funds eliminated the outstanding debt while also resulting in a modest working capital position. The debt conversion transaction, which included the working capital financing, was approved by our shareholders in September and received the required regulatory and Stock Exchange acceptances in December.

InterStar is informed that a proposed pro rata distribution of about 75% of the aggregate InterStar holdings of our major public company owners will be considered by their shareholders on or about July 29. If the proposed distributions are approved, InterStar will derive the material, if intangible, benefit of adding a considerable number of new shareholders in our Company. The expanded North American shareholder base may enhance the interest of the financial community in our Company and in our future business plans.

MANGANESE PROJECT

To inform the potential new shareholders, we reiterate that InterStar's Tambao mining project holds what the industry considers among the world's largest proven, developed, but non-producing, manganese orebodies — hosting at least 20-million metric tons of high grade, direct shipping material averaging 51.45% manganese metal content. Substantial additional higher grade manganese carbonate reserves are indicated by assays of a limited number of earlier drill hole intersections which extended below the primary dioxide deposit.

Tambao has unusually favourable economic geology. The proven reserves are contained in a massive exposed outcrop which ensures low mining costs and minimal dilution. The developed ore reserves will sustain more than 50 years of commercial production at the proposed optimum scale (before construction of a long-planned railway extension) of about 250,000 tonnes per year, exported via combined rail and truck transport through the major West African ports of Abidjan (Ivory Coast) and Lome (Togo).

Manganese is not widely known in the North American or European mining industry. Indigenous commercial ore reserves are unknown — and our mining sector is not followed by the financial community. The manganese commodity market is largely controlled by only a few international ore producers (South Africa, Australia, Gabon) with upwards of 90% of the world's reserves and markets. Manganese does not trade on any commodity exchange. Prices are generally contracted for annual terms — or through individually negotiated spot shipments. But the business is there — manganese is the world's third most consumed industrial metal — after only iron and aluminum — and about on a par with copper. Its alloys are essential for quality steel production. Despite its unique and essential attributes, the unit cost of manganese ore is modest, ensuring its utility over the longer term. Tambao ore has been successfully tested in commercial trials in several European alloy facilities.

PROGNOSIS

Tambao's prospects for the near to medium term remain subject to negative uncertainties and contingencies. Manganese ore markets continue to experience price erosion due to depressed steel industry economics. InterStar has weathered the storm due to its high grade mineral resource deposit — and a clean and simple capital structure — without dilutive senior debt or other securities, including convertible stock, warrants or options.

Following the debt conversion transaction earlier described, InterStar is now free of debt and has a working capital position adequate to promote new ventures. A substantial proportion of the newly-issued InterStar common shares are proposed for a pro rata distribution to the widespread shareholder base of the recipient public companies. Many new shareholders will hold a tangible stake in our Company's success. The planned InterStar share distribution, if and when approved, may enhance the interest of new investors in our future business efforts.

On Behalf of the Board:
per: S. Donald Moore, President
04 June 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying Financial Statements of InterStar Mining Group Inc. and the information In this Annual Report are the responsibility of Management and are prepared In accordance with generally accepted accounting principles that are considered to be the most appropriate in the circumstances.

The Company's accounting procedures and related systems of internal controls are designed to provide reasonable assurance that its assets are appropriately accounted for, are adequately safeguarded and that its financial records are reliable, complete and accurate, all in a cost effective manner. Management is satisfied that these Financial Statements have been prepared accordingly and within reasonable limits of materiality, which include certain amounts that may be based on estimates and judgments. Further, Management is satisfied that the financial information throughout the balance of this Annual Report is consistent with the information presented in the audited Financial Statements.

The independent external Auditors were appointed at the last Annual Meeting by the Shareholders of InterStar and will be considered for engagement and re-appointment at the next Annual Meeting. They have examined the Financial Statements of the company for the years ended December 31, 2000 and 2001 and the Auditors' opinion is expressed herewith.

The independent Auditors, Deloitte & Touche, Chartered Accountants, have audited the Financial Statements presented herein in accordance with generally accepted auditing standards on behalf of the Shareholders and Management has ensured that the Auditors have had full and free access to the Company's books and records.

Signed: S. Donald Moore President	Signed: John A. Murphy Secretary-Treasurer

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
InterStar Mining Group Inc.

We have audited the balance sheets of InterStar Mining Group Inc. as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
March 28, 2002

INTERSTAR MINING GROUP INC.
Table of Contents
December 31, 2001 and 2000

INTERSTAR MINING GROUP INC.
Balance Sheets
December 31, 2001 and 2000

		2001		2000
ASSETS				
CURRENT				
Cash	$	**145,590**	$	410
Accounts receivable		**-**		3,739
		145,590		4,149
MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 4)		**1,000**		453,541
	$	**146,590**	$	457,690
LIABILITIES				
CURRENT				
Due to financial institution (Note 6)	$	**-**	$	2,320,639
Accounts payable		**9,559**		109,688
Due to related parties (Note 5)		**-**		265,257
		9,559		2,695,584
SHAREHOLDERS' EQUITY (DEFICIENCY)				
SHARE CAPITAL (Note 7)		**3,044,801**		2,301,561
CONTRIBUTED SURPLUS (Note 8)		**1,806,760**		-
DEFICIT		**(4,714,530)**		(4,539,455)
		137,031		(2,237,894)
	$	**146,590**	$	457,690

APPROVED BY THE BOARD

Signed:

by.:. S.. Donald. Moore ..... Director

Signed:

by.:. John .A.. Murphy ...... Director

INTERSTAR MINING GROUP INC.
Statements of Loss and Deficit
Year ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Interest income	$ 5,602	$ 32
EXPENSES		
Administrative	47,092	47,633
Interest charges	18,418	184,167
Outside exploration	3,980	-
Management fee (Note 5a)	-	12,000
Foreign exchange loss	33,531	64,164
	103,021	307,964
LOSS BEFORE UNDERNOTED ITEMS	(97,419)	(307,932)
WRITE-DOWN OF MINERAL PROPERTIES (Note 4)	(454,104)	-
REVERSAL OF PROJECT PAYABLES	100,306	-
FORGIVENESS OF RELATED PARTY PAYABLES (Notes 5a and 5c)	276,142	-
NET LOSS	(175,075)	(307,932)
DEFICIT, BEGINNING OF YEAR	(4,539,455)	(4,231,523)
DEFICIT, END OF YEAR	$ (4,714,530)	$ (4,539,455)
LOSS PER SHARE (Note 7)	$ (0.02)	$ (0.04)

INTERSTAR MINING GROUP INC.
Statements of Cash Flows
Year ended December 31, 2001 and 2000

	2001	2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Net loss	$ (175,075)	$ (307,932)
Item not affecting cash		
Write-down of mineral properties	454,104	-
	279,029	(307,932)
Changes in non-cash operating working capital items		
Accounts receivable	3,739	(131)
Accounts payable	(100,129)	722
Due to related parties	(265,257)	30,674
	(82,618)	(276,667)
INVESTING		
Deferred exploration expenditures	(1,563)	(1,401)
FINANCING		
(Repayment of) increase in amount due to financial institution	(2,320,639)	276,727
Issuance of share capital	743,240	
Increase in contributed surplus	1,806,760	
	229,361	276,727
INCREASE (DECREASE) IN CASH	145,180	(1,341)
CASH, BEGINNING OF YEAR	410	1,751
CASH, END OF YEAR	$ 145,590	$ 410
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash received from interest	$ 5,602	$ 32
Cash interest paid	$ 18,418	$ 184,167

1. INCORPORATION

InterStar Mining Group Inc. (the "Company") was incorporated under the Canada Business Corporation Act on August 22, 1989.

2. NATURE OF OPERATIONS

The recoverability of amounts shown for mineral properties and related deferred exploration and development costs, represented by the Company's interests in mineral properties at the Tambao project in Burkina Faso, West Africa is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

3. SIGNIFICANT ACCOUNTING POLICIES

Change in accounting policy

The Company adopted the new CICA recommendations relating to the reporting of earnings (loss) per share. Earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the reporting period. The adoption of the new CICA recommendations, which have been applied retroactively with restatement, had no impact on the reported amounts.

Basis of presentation

The accompanying financial statements, prepared in accordance with Canadian generally accepted accounting principles, are stated in Canadian dollars and include the accounts of the Company and its 65% proportionate interest in the Tambao project in Burkina Faso (Note 4).

Translation of foreign currencies

Monetary assets and monetary liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date. Other assets and liabilities have been translated at the exchange rate in effect at the date of the transaction.

Interests in and expenditures on mineral properties

Acquisition costs, which include exploration costs on the acquired properties, of mining exploration and development contracts together with direct exploration thereon are deferred in the accounts and will be amortized against income when the properties are brought into commercial production or written-off if the properties are abandoned, or if the amount deferred exceeds the estimated net recoverable amount. Proceeds from the sale of test ore is deducted from interest in mineral properties and deferred exploration expenditures until commercial production commences.

Expenditures related to the Tambao project in Burkina Faso were incurred and recorded in Canadian dollars.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ from these estimates.

Environment

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Consequently, no accrual for potential environmental liabilities including reclamation costs, has been made in these financial statements. To date, no environmental obligations that would have a material effect on the operations of the Company have been identified.

Financial instruments

The Company does not enter into any derivative financial instruments arrangements for hedging or speculative purposes. The Company is exposed to foreign exchange risk through its interest in the Tambao project in Burkina Faso, West Africa and through the U.S. dollar component of the amount due to financial institution.

The carrying value of cash, accounts receivable, due to financial institution and accounts payable reflected in the balance sheet approximate their respective fair values, reflecting their short-term maturities. The fair value of the amount due to related parties is not determinable, as it would not be available at market rates.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Pursuant to a Mining Investment Convention ("Convention") dated August 14, 1991, the Company entered into an agreement with the Government of Burkina Faso and completed a definitive feasibility study in July 1992 covering the production, transportation and marketing of manganese ore from a mineral deposit at Tambao, Burkina Faso, West Africa. On commencement of commercial production of manganese ore, the Convention becomes effective for a term of 25 years from such date, extendible for a further period of 10 years in the event that the commercial exploitation of established mineral reserves is continuing at the end of this initial term.

In March 1998, following a decline in the price of manganese ore and an increase in operating costs beyond the Company's control, operations were suspended at the Tambao project and the property was placed under care and maintenance. Expenditures on care and maintenance in 2001 were $1,563 (2000 - $1,401).

The commercial valuation of the mineral property has been adversely impacted by continued low manganese ore commodity prices and high fuel oil prices affecting operating and transportation costs, thereby delaying profitable commercial mining of the Tambao manganese ore deposit. As a result, a write-down of $454,104 was recorded during the year. Management continues to assess various options available to the Company to realize on its investment in mineral properties.

5. RELATED PARTY TRANSACTIONS

a) According to an agreement signed in January 2001, Starrex Mining Corporation Ltd. ("Starrex"), a company which is a significant shareholder of the Company, advanced to the Company $2,550,000 to enable the Company to repay the indebtedness owing to a financial institution and to provide the Company with additional working capital. At that time it was agreed that no interest would accrue or be payable in respect of the Starrex advance on the basis that this indebtedness would be converted into common shares of the Company. Subsequent to approval by the shareholders of the Company and approval by the required regulatory authorities, 11,891,845 common shares of the Company were issued to Starrex. This transaction increased Starrex's ownership in the Company to approximately 72%.

During the year, the Company accrued a management fee of $nil (2000 – $12,000) to Starrex. Of the balance due to Starrex at December 31, 2000, $34,883 is payable in Canadian dollars and $152,664 is payable in U.S. dollars. The entire balance was forgiven by Starrex during 2001.

b) Included in accounts payable at December 31, 2001 was the amount of $1,605 (2000 - $1,605) payable to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered.

c) Included in the amount due to related parties at December 31, 2000 was the amount of $2,065 payable to Phoenix Canada Oil Company Limited ("Phoenix"), a company related through common ownership and management. This amount was forgiven by Phoenix during 2001.

6. DUE TO FINANCIAL INSTITUTION

The amount due to financial institution was payable on demand, bears interest at prime + ½% and is guaranteed by Starrex. Of the balance outstanding at December 31, 2000, $586,801 was payable in Canadian dollars and U.S. $1,159,370 (Cdn. $1,733,838) was payable in U.S. dollars. The amount payable in U.S. dollars has been translated into Canadian dollars at the rate in effect at the balance sheet date.

The amount was repaid in January 2001 by a loan from Starrex. This loan was subsequently converted into common shares of the Company (see Note 5a).

7. SHARE CAPITAL

	Number of Common Shares Issued		Stated Capital	
	2001	2000	**2001**	2000
Beginning of year	**8,765,972**	8,765,972	**$ 2,301,561**	$2,301,561
Issued (Notes 5 and 8)	**11,891,845**	-	**743,240**	-
End of year	**20,657,817**	8,765,972	**$ 3,044,801**	$2,301,561

The authorized share capital of the Company consists of an unlimited number of common shares.

Loss per share has been calculated based on the weighted average number of common shares outstanding during the year of 11,372,404 shares (2000 – 8,765,972 shares).

In connection with the Company's initial public offering, the Company's principal shareholders, Starrex and Phoenix, were each required to deposit into escrow 1,670,000 common shares of the Company. As of December 31, 2001, 2,104,200 shares remain in escrow, and the holders are restricted from trading or disposing of the shares until they have been released. Shares held in escrow are included in the total issued and outstanding common shares of the Company.

8. CONTRIBUTED SURPLUS

The Company issued 11,891,845 common shares in exchange for forgiveness of the amount advanced by Starrex of $2,550,000 (see Note 5a). Of this amount, $743,240 was allocated to share capital, representing the market value of the shares at the time of issue. The excess of $1,806,760 has been classified as contributed surplus.

9. INCOME TAXES

Effective January 1, 2000, the Company adopted the new recommendations of the CICA relating to future income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying amount and the tax bases of assets and liabilities, and are measured using the tax rates substantively enacted at the balance sheet date. These recommendations were adopted retroactively without restatement of prior years. The adoption of the new rules for income taxes had no effect on recorded amounts.

As at December 31, 2001, the Company had temporary differences comprised of resource properties of approximately $1,355,000, non-capital losses of approximately $1,262,000 and capital losses of approximately $1,003,000, which would result in a future tax asset. No benefit has been recognized with respect to these temporary differences.

9. INCOME TAXES (continued)

The Company has available non-capital losses of approximately $1,262,000 that may be carried forward to apply against future Canadian income for tax purposes. These losses will expire as follows:

2002	$ 27,000
2003	181,000
2004	335,000
2005	445,000
2006	103,000
2007	171,000
	$ 1,262,000

INTERSTAR MINING GROUP INC.

BALANCE SHEETS AS AT MARCH 31,2002 AND DECEMBER 31,2001
(Prepared from the Books of Account)

UNAUDITED

	Unaudited @ March 31,2002	Audited @ December 31,2001
ASSETS		
Current; Cash	$ 134,731	$ 145,590
Mineral Properties and Deferred Exploration Expenditures	1,351	1,000
LIABILITIES		
Current Accounts Payable and Accrued Liabilities	$ 10,288	$ 9,559
SHAREHOLDERS' EQUITY AND CAPITAL		
Authorized: An unlimited number of Common Shares without par value		
ISSUED		
20,657,817 shares	3,044,801	3,044,801
Contributed Surplus	1,806,760	1,806,760
Deficit Account	(4,725,767)	(4,714,530)
	125,794	137,031
	$ 136,082	$ 146,590

STATEMENT OF LOSS AND DEFICIT
For the Three Months Ended March 31, 2002
(With comparative figures for the Period March 31, 2001)

UNAUDITED

	March 31,2002	March 31,2001
REVENUE		
Interest Income	$ 560	$ 1,059
EXPENSES		
Administrative	11,797	7,537
Interest Charges	- 0 -	18,207
Management Fees	- 0 -	3,000
Foreign Exchange	- 0 -	35,231
	11,797	63,975
Net Loss for the Period	11,237	62,916
Deficit - Beginning of Period	4,714,530	4,539,455
Deficit - End of Period	$4,725,767	$4,602,371
Loss per share	0.05¢	0.72¢

STATEMENT OF CASH FLOW

For the Three Months Ended March 31, 2002

(With comparative figures for the Period March 31, 2002)

(Prepared from the Books of Account)

UNAUDITED

	March 31, 2002	March 31, 2001
Net Inflow (Outflow) of Cash Related to the Following Activities		
OPERATING		
Net Loss for the Period	(11,237)	(62,916)
Changes in non-cash operating Working Capital items		
Accounts Receivable	- 0 -	(202)
Accounts Payable	729	3,685
Due to Related Parties	- 0 -	2,565,335
	(10,508)	2,505,902
INVESTING		
Deferred Exploration Expenditures	(351)	(381)
FINANCING		
Due to Financial Institution	- 0 -	(2,320,639)
INCREASE (DECREASE) IN CASH	(110,859)	184,882
CASH, Beginning of Period	145,590	410
CASH, End of Period	$134,731	$ 185,292
Supplemental Disclosure of Cash Flow Information		
Cash Received from Interest	$ 560	$ 1,059
Cash Interest Paid	$ - 0 -	$ 18,207

Notes:

(1) Comparative Figures

Certain comparative figures for the prior period may have been reclassified to conform to the current period's presentation.

(2) Capital Stock

As at March 31, 2002 there were 20,657,817 common shares issued and outstanding (march 31,2001 - 8,765,972 common shares outstanding).

82-3759

INTERSTAR MINING GROUP INC.

Notice of Annual Meeting of Shareholders

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting of the Shareholders of InterStar Mining Group Inc. (the "Corporation") will be held 29 July 2002 at 5:00 pm (Toronto time) at the Board of Trade, Third Floor, 77 Adelaide Street West (First Canadian Place Building) Toronto, Canada, for the purposes of:

(a) electing Directors of the Corporation for the ensuing year; and

(b) appointing auditors of the Corporation for the ensuing year and authorizing the Directors to fix the remuneration to be paid to the auditors; and

(c) receiving and considering the audited financial statements for the fiscal year ended December 31, 2001 and the report of the auditors thereon; and

(d) transacting such other business as may properly come before the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, in accordance with the instructions contained in the accompanying Information Circular to the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, not less than 24 hours before the time fixed for holding the Meeting or any adjournment thereof, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, or any adjournment thereof.

DATED at Toronto, Ontario this 04th day of June 2002

BY ORDER OF THE BOARD OF DIRECTORS

Signed:
by: S. Donald Moore

President

INTERSTAR MINING GROUP INC.

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held Monday, 29 July 2002

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of InterStar Mining Group Inc. (the "Corporation") of proxies to be used at the Annual General Meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communication by the directors, officers and regular employees of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed Instrument of Proxy are officers and/or directors of the Corporation. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent such Shareholder at the Meeting other then the persons designated in the accompanying Instrument of Proxy.** To exercise this right, a Shareholder should insert the name of the desired person in the blank space provided in the Instrument of Proxy or should complete another Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the Corporation's offices at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9 not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof. A failure to deposit the Proxy shall result in its invalidation.

A Shareholder who has submitted an Instrument of Proxy may revoke it by instrument in writing signed by the Shareholder, or by an authorized attorney, or, if the Shareholder is a corporation, by a duly authorized officer, and deposit either at the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used, or with the Chairman of the Meeting on the day of such Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument or Proxy may be revoked by the Shareholder if a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The persons named in the accompanying Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. **In the absence of such direction, such shares will be voted in favour of: (i) the election of Directors; and (ii) the appointment of auditors. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendment or variations to matters identified in the Notice of Meeting, and with respect or other matters which may properly come before the Meeting.** As of the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

The Instrument of Proxy shall be executed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title should be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should reflect that person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

RECORD DATE

The Directors of the Corporation have set 17 June 2002 as the Record Date for the Meeting. Only Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later that ten days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

On 31 May 2002 there were 20,657,817 Common Shares of the Corporation issued and outstanding. Each share carries the right to one vote. To the knowledge of the directors and senior officers of the Corporation, the only person or persons or companies beneficially owning, directly or indirectly, common shares carrying more than ten (10%) of the voting rights attached to all common shares of the Corporation at 31 May 2002, are Starrex Mining Corporation Ltd., which owns 14,887,264 (72%) of the outstanding common shares of the Corporation, and Phoenix Canada Oil Company Limited, which owns 2,638,416 (12.8%) of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying Instrument of Proxy intend to vote in favour of the election, as Directors, of the persons named below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director but, if this should occur for any reason prior to the Meeting, the persons named in the accompanying Instrument of Proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated.

The number of Directors of the Corporation to be elected shall be three. All of the nominees currently serve as Directors of the Corporation and their terms of office expire at the Meeting.

The following table and notes thereto state the names of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as Directors of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, by each of them, as at the date hereof. The information contained in the following table is based upon information furnished by the respective nominees.

Name and Municipality Of Residence	Position and Office with the Corporation	Year First Became Director	Principal Occupation	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed
S. Donald Moore Toronto, ON	President	1989	President of each of the Corporation, of Phoenix Canada Oil Company Limited, and of Starrex Mining Corporation Ltd.	915,696 (1)
John A. Murphy (2) Scarborough, ON	Secretary-Treasurer	1989	Corporate Secretary	1,916
Michael Burns (2) Markham, ON	None	1999	Businessman	5,000

Notes:

(1) Mr. Moore holds 132,672 common shares directly and his associate, Talent Oil & Gas Ltd., holds 783,024 common shares.

(2) Member of Audit Committee

APPOINTMENT OF AUDITORS

The independent auditors of the Corporation are Deloitte & Touche, Chartered Accountants, who have acted in that capacity since 1989. The Corporation has requested that Deloitte & Touche act as the auditors for the fiscal year 2002, subject to Shareholder approval. **The persons named in the accompanying Instrument of Proxy intend to vote for the appointment of Deloitte & Touche as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders and to authorize the Directors to fix the remuneration of the auditors.**

ANNUAL REPORT, FINANCIAL STATEMENTS AND AUDITORS REPORT

The Annual Report, the audited financial statements of the Corporation for the year ended December 31, 2001 and the Auditors' Report thereon, will be received for consideration at the Meeting.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are S. Donald Moore, President and John A. Murphy, Secretary- Treasurer.

Compensation of Officers

No compensation was paid by the Corporation to its executive officers in respect of the years 2001, 2000 and 1999 other than as set out under "Interest of Insiders in Material Transactions and Management Contracts".

The Corporation has no stock option or other share incentive plan and the Corporation has no pension or other retirement plan.

Employment Contracts

The Corporation has no employment contracts with its executive officers.

Compensation of Directors

The Corporation pays to each director a fee of $250 for each meeting of the Board of Directors or Committee of the Board of Directors attended.

Indebtedness of Directors and Officers

No Directors or officers of the Corporation are indebted to the Corporation.

Director's and Officer's Liability Insurance

Directors and Officers liability insurance is in place at an annual premium cost of $9,999 (plus taxes) (coverage shared with associated companies). The insurance limit under the policy is $1,000,000 per occurrence each policy year, subject to a $ 25,000 deductible payable by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

For each of the year ended December 31, 2001 and December 31, 2000, the Corporation paid $1,605 to Secorp Limited, a corporation controlled by Mr. John A. Murphy, for the provision of accounting and corporate secretarial services rendered by it to the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, The Toronto Stock Exchange (the "TSE") issued a series of guidelines for effective corporate governance. The guidelines are concerned with the constitution of Boards of Directors, their committees' functions, their independence from management and other issues relating to sound corporate governance.

The TSE adopted as a continuing listing requirement for all TSE listed companies, and currently the TSX Venture Exchange, that each company annually disclose its corporate governance policies with reference to the guidelines. There is no requirement for a company to comply with all the TSE guidelines. The guidelines specifically recognize that each company should have the flexibility to develop its own approach to corporate governance and address the issue within the context of its particular circumstances.

In July, 1996, the Corporation formed an *ad hoc* committee of one of the members of the Board of Directors to analyze the TSE Guidelines and make recommendations regarding their implementations in a manner appropriate to the Corporation. The Committee's efforts have resulted in the implementation of the recommendations described below.

Mandate of the Board

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced Shareholder value.

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

1. Formulating the overall strategic direction of the Corporation;
2. Identifying the principal risks of the Corporation's business and monitoring the implementation by management of systems to manage these risks;
3. Succession planning, including appointing and monitoring senior management;
4. Monitoring the implementation of communication strategies to facilitate communications with investors and other interested parties; and
5. Reviewing the integrity of the Corporation's internal controls and management information systems.

The Board of Directors generally plan to meet about once each quarter, and following the Annual Meeting of Shareholders. The frequency of the meetings of the Board of Directors, as well as the nature of meeting agendas, are dependent upon the Corporation's affairs and are determined by the opportunities or issues which the Corporation faces from time to time.

Board Composition

The Board of Directors is currently composed of three members. The Board of Directors believes that one of its members, Mr. Burns, is an unrelated Director as defined in the guidelines (in other words, independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interest of the Corporation, other than interests and relationships arising from shareholdings).

The Board of Directors has considered the size of the Board to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience The Board is of the view that its current composition serves to promote effectiveness and efficiency during the current recession in its primary commodity market, while preserving its diversity.

Principal Shareholder

Starrex Mining Corporation Ltd., which owns about 72% of the Corporation's outstanding shares, is a significant shareholder of the Corporation (in other words, a Shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors).

Independence from Management

S. Donald Moore is Chief Executive Officer of the Corporation. Currently, there is no Chairman of the Board of Directors. The Board of Directors is of the view that this does not impair the ability of the Board of Directors to act independently of management and further, given the size of the Corporation and its activities, this arrangement is appropriate and functional considering current business conditions. Mr. Moore assumes responsibility for most of the day-to-day business affairs of the Corporation but, as a matter of practice, consults with individual members of the Board on all material matters, including definitive decisions on corporate expansion and new business opportunities.

Board Committees

The Board of Directors has one committee, the Audit Committee. The Board as a whole meets as required to discuss matters relating to compensation and such other issues as it deems necessary. When appropriate, members of management, including Mr. Moore, are not present at such meetings.

Given the number of members of the Board of Directors, the independent members of the Board assume the functions of a corporate governance committee. In this regard, their duties include:

1. Reviewing the role and conduct of the Board of Directors and its committees and the manner in which the Board of Directors and its committees carry out their duties and responsibilities; and

2. Reviewing the composition and other requirements of the Board of Directors and identifying and recommending suitable candidates for election as Directors; and

3, If required, ensuring a suitable orientation program is available for new Directors and senior management; and

4. Reviewing the form and adequacy of Directors' and senior officers' compensation.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the Board), the Audit Committee reviews all financial reporting, including interim financial statements and Management's Discussion and Analysis in the Corporation's Annual Report. The Committee meets with the Corporation's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditor to be appointed as the Corporation's auditor at the Annual Meeting and the terms of their remuneration.

The Committee is also charged with reviewing and monitoring the actions taken by management with respect to any significant recommendations made by the Corporation's external auditor.

Decisions Requiring Board Approval

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business.

In addition to those matters which by law must be approved by the Board of Directors, approval by the Board is required for the Corporation's annual business plan and budget, if and when prepared, major acquisitions or dispositions by the Corporation or transactions which are outside of the Corporation's established business operations.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns are to receive a complete and timely response from the appropriate officer of the Corporation.

The Board of Directors reviews the Corporation's significant communications with investors and the public, including the Annual Management Information Circular and the Annual Report to Shareholders.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and for the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it must have confidence in the abilities of management which reports to it with respect to identifying issues and corporate opportunities.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other that the matters referred to in this Notice.

BOARD APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

Dated: 04 June 2002

Signed:
by: S. Donald Moore

President

82-34759

INTERSTAR MINING GROUP INC.

PROXY

Solicited by Management for the Annual General Meeting
of Shareholders to be held on Monday, 29 July 2002

The undersigned shareholder of InterStar Mining Corporation Ltd. (the "Corporation") hereby appoints S. Donald Moore, the President and a Director, or, failing him, John A. Murphy, Secretary-Treasurer and a Director, or instead of either of them,

________________________________ as Proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation, registered in the name of the undersigned for and on behalf of the undersigned at the Annual General Meeting (the "Meeting") to be held on 29July 2002 at 5:00 p.m. (Toronto time) at the Board of Trade, Third Floor, 77 Adelaide Street West (First Canadian Place Building), Toronto Canada, and at any adjournment or adjournments thereof.

The said Proxy is instructed to vote as specified below:

1. _____ **FOR or** _____ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the election of Directors for the ensuing year of those nominees proposed by management as specified in the Management Information Circular of the Corporation dated 04 June 2002; and

2. _____ **FOR or** _____ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche. Chartered Accountants, as auditors of the Corporation for the ensuing year and authorization of the Directors to fix their remuneration; and

3. on any matters that may properly come before the meeting as the said Proxy may see fit.

The shares represented by this Proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, **this Proxy confers discretionary authority to vote** on any such amendment or variation or such other matters according to the best judgment of the person voting this Proxy.

The undersigned hereby revokes any instrument of Proxy previously given to vote at the Meeting or adjournments thereof.

DATED this _____ day of____________ , 2002

Name of Shareholder (Please Print)	Signature of Shareholder
Address (Please Print)	
	NUMBER OF SHARES

NOTES:

1. This form of Proxy must be dated and signed by the appointer or his attorney in writing or, if the appointer is a body corporate, this form of Proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. If this form of Proxy is not dated, it is deemed to bear the date on which it was mailed to the Corporation.

2. **A Shareholder has the right to appoint a person, who need not he a shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose on page one hereof or complete another form of Proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION.